CUSIP No. 30162V102

SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30162V102

(CUSIP Number)

Andrej Jonovic

HandsOn Global Management

8550 West Desert Inn Road, Suite 102-452

Las Vegas, Nevada 89117

424-268-8900

With a copy to:

Maurice M. Lefkort

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Global Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,192,471

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 533,636

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,192,471

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 49.9% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 3,211,100 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the distributees of Ex-Sigma 2 LLC, plus 71,898 shares of Common Stock issuable upon settlement of restricted stock units held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Par Chadha

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,192,471

	9	Sole Dispositive Power 150,142

	10	Shared Dispositive Power 36,591,107

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,192,471

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 49.9% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 3,211,100 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the distributees of Ex-Sigma 2 LLC, plus 71,898 shares of Common Stock issuable upon settlement of restricted stock units held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOF 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,637,789

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,637,789

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,637,789

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.6% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 1,498,971 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOVS LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,203,473

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,203,473

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,203,473

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.8% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 67,104 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Services Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,203,473

	9	Sole Dispositive Power 17,203,473

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,203,473

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.8% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 67,104 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Adesi 234 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,019,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,019,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,019,560

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 137,661 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Fund 4 I LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Capital III LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Surinder Rametra

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,605,137

	9	Sole Dispositive Power 4,605,137

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,605,137

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.2% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 146,571 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pidgin Associates LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,308,025

	9	Sole Dispositive Power 3,308,025

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,308,025

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 144,973 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SoNino LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,334,946

	9	Sole Dispositive Power 3,334,946

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,334,946

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 140,318 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Beigam Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,071,836

	9	Sole Dispositive Power 3,071,836

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,071,836

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 134,210 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ron Cogburn

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 372,125

	9	Sole Dispositive Power 372,125

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 372,125

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations plus 12,830 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Shadow Pond LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,580,911

	9	Sole Dispositive Power 1,580,911

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,580,911

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 71,948 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SunRaj LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,225,078

	9	Sole Dispositive Power 2,225,078

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,225,078

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.5% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 35,162 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rifles Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,616,439

	9	Sole Dispositive Power 1,616,439

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,616,439

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 67,778 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Andrej Jonovic

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Serbia; Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 484,709

	9	Sole Dispositive Power 484,709

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 484,709

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations plus 17,544 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn 3, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 46,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 46,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kanwar Chadha

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 372,106

	9	Sole Dispositive Power 372,106

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 372,106

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 4,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Suresh Yannamani

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 533,892

	9	Sole Dispositive Power 533,892

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 533,892

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations plus 21,806 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102

The information in this Amendment No. 9 to Schedule 13D (this “Ninth Amendment” or this “13D/A”) amends the Schedule 13D (the “Initial Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Mr. Par Chadha, HandsOn Global Management, LLC, a Delaware limited liability company (“HGM”), Ex-Sigma 2 LLC, a Delaware limited liability company (“Ex-Sigma 2”), Ex-Sigma LLC, a Delaware limited liability company (“Ex-Sigma”), HOVS LLC, a Delaware limited liability company (“HOVS”), HandsOn Fund 4 I, LLC, a Nevada limited liability company (“HOF 4”), HOV Capital III, LLC, a Nevada limited liability company (“HOV 3”), HOV Services Ltd., an Indian limited company (“HOV Services”), Adesi 234 LLC, a Nevada limited liability company (“Adesi”), HOF 2 LLC, a Nevada limited liability company (“HOF 2” and together with Mr. Chadha, Ex-Sigma, Ex-Sigma 2, HGM, HOVS, HOV Services, HOF 4, HOV 3, and Adesi, the “Initial Reporting Persons”) on July 24, 2017, relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Exela Technologies, Inc. (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed by the Initial Reporting Persons on April 16, 2018, Amendment No. 2 to Schedule 13D filed by the Initial Reporting Persons and HandsOn 3, LLC, a Nevada limited liability company and an affiliate of the Initial Reporting Persons (“HOF 3 and together with the Initial Reporting Persons the “Amended Reporting Persons”) on June 20, 2018, Amendment No. 3 to Schedule 13D filed by the Amended Reporting Persons on May 28, 2019, Amendment No. 4 to Schedule 13D filed by the Amended Reporting Persons on June 26, 2019, Amendment No. 5 to Schedule 13D filed by the Amended Reporting Persons and each of SoNino LLC, The Beigam Trust, The Rifles Trust, SunRaj LLC, Pidgin Associates LLC, Andrej Jonovic, Shadow Pond LLC, Ron Cogburn, Kanwar Chadha and Surinder Rametra (together with the Amended Reporting Persons, the “Second Amended Reporting Persons”) on July 8, 2019, Amendment No. 6 to Schedule 13D filed by the Reporting Persons on July 18, 2019 and Amendment No. 7 to Schedule 13D filed by the Reporting Persons on October 30, 2019, and Amendment No. 8 to Schedule 13D filed by the Reporting Persons on November 27, 2019  (the “Prior Amendments”).

This Ninth Amendment is filed to provide additional information on entities and individuals that have joined the group pursuant to Joinders to the Voting Agreement (the “Joinder to Second Voting Agreement”) by and among each of Suresh Yannamani, Jim Reynolds, Vik Negi, Matt Brown, Srini Murali and Vitalie Robu (collectively the “Voting Agreement Joining Parties”) and certain of the Second Amended Reporting Persons (collectively, the “Reporting Persons”) and to update disclosures relating to the distribution of Common Stock and Preferred Stock held by certain of the Reporting Persons. The Reporting Persons anticipate that the Voting Agreement Joining Parties, who have not done so pursuant to this Ninth Amendment will file their initial Schedule 13D within 10 days of February 26, 2020.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented as follows:

The principal address of Mr. Suresh Yannamani is 14805 Lake Forest Drive Dallas, TX 75254.  The principal occupation of Mr. Yannamani is serving as the President of the Issuer.  Mr. Yannamani is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

Ex-Sigma and Ex-Sigma 2 were formed in connection with July 2017 consummation of the business combination for the purpose of obtaining the Loan. The proceeds of the Loan were used to finance, in part, the business combination.  Pursuant to the terms of the Consent, Waiver and Amendment, dated June 15, 2017, as the Loan has been repaid, Ex-Sigma 2 and Ex-Sigma were required to: (1) surrender to the Issuer shares of Common Stock corresponding to any shares of the SourceHOV Holdings, Inc. that exercised and perfected their appraisal rights (the “Appraisal Adjustment Mechanism”), and (2) distribute the remaining Preferred Stock and Common Stock to their members.  Those transactions were consummated on February 21, 2020.

On February 21, 2020, Ex-Sigma 2 transferred 4,823,572 shares of Common Stock and 273,475 shares of Preferred Stock to certain parties who purchased shares in June of 2019 pursuant to the purchase price adjustment mechanism contained in the applicable purchase agreement (the “Purchase Price Adjustment”).  Ex-Sigma 2 distributed the balance of the Common Stock and Preferred Stock held to its sole equity owner, Ex-Sigma, and ceased to beneficially own any shares of Common Stock.

On February 21, 2020,  Ex-Sigma surrendered 4,570,734 shares of Common Stock to the Issuer pursuant to the Appraisal Adjustment Mechanism, and distributed 61,900,770 shares of Common Stock and 2,395,758 shares of Preferred Stock received from Ex-Sigma 2 pro rata to the holders of its Exchangeable Interests in satisfaction of a portion of their exchange rights (the “Exchange Distribution”).

On February 26, 2020, HGM distributed 38,582,425 shares of Common Stock and 1,493,638 shares of Preferred Stock to its members and to Ex-Sigma members on the following basis (the “First HGM Distribution”): first in settlement of certain claims members of Ex-Sigma whom HGM reasonably believes are “accredited investors” as such term is defined in Regulation D of the Securities Act of 1933 (the “Securities Act”); second among the members of HGM pro rata in accordance with their respective entitlements, subject to further adjustments described below; third HGM agreed with certain of its members to exchange the Preferred Stock to be received as a result of the pro rata distribution for Common Stock at the rate of 1.2226 shares of Common Stock per share of Preferred Stock, representing the rate at which the Preferred Stock can be converted to Common Stock on the date of the exchange; and fourth HGM negotiated additional adjustments to the distribution with certain of its members.  HGM also distributed 1,250,000 shares of Common Stock pursuant to a special allocation in connection with the settlement in Common Stock of a management fee due to HGM in 2017 (the “HGM Management Fee Distribution” and together with the First HGM Distribution, the “HGM Distribution”).

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The surrender of Common Stock pursuant to the Appraisal adjustment mechanism was made as a result of the full repayment of the Loans.  The Purchase Price Adjustment and the Exchange Distribution were made pursuant to existing obligations of Ex-Sigma 2 and Ex-Sigma respectively.  The HGM Distribution was undertaken for the reasons set forth in Item 3 hereof.

HGM continues to believe that the Common Stock is undervalued at its current levels and is exploring means to continue to acquire increased beneficial and economic ownership of the Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)

HOF 2 directly owns 14,138,818 shares of Common Stock and 1,226,052 shares of Preferred Stock (convertible into 1,498,971 shares of Common Stock), representing beneficial ownership of 10.6% of the Common Stock.  HOF 2 received 494,416 shares of Common Stock and 28,031 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 856,456 shares of Common Stock and 33,149 shares of Preferred Stock pursuant to the Exchange Distribution, and 12,554,074 shares of Common Stock and 1,164,872 shares of Preferred Stock pursuant to the HGM Distribution.

HOVS directly owns 17,136,369 shares of Common Stock and 54,886 shares of Preferred Stock (convertible into 67,103 shares of Common Stock), representing beneficial ownership of 11.8% of the Common Stock.  HOVS received 452,210 shares of Common Stock and 25,638 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 755,699 shares of Common Stock and 29,248 shares of Preferred Stock pursuant to the Exchange Distribution, and 15,722,102 shares of Common Stock pursuant to the HGM Distribution.

Adesi directly owns 2,881,899 shares of Common Stock and 112,597 shares of Preferred Stock (convertible into 137,661 shares of Common Stock), representing beneficial ownership of 2.1% of the Common Stock.  Adesi received 343,679 shares of Common Stock and 19,485 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 604,544 shares of Common Stock and 23,398 shares of Preferred Stock pursuant to the Exchange Distribution, and 1,768,590 shares of Common Stock and 69,714 shares of Preferred Stock pursuant to the HGM Distribution.

SoNino LLC directly owns 3,194,628 shares of Common Stock and 114,770 shares of Preferred Stock (convertible into 140,318 shares of Common Stock), representing beneficial ownership of 2.3% of the Common Stock.   SoNino LLC received 533,608 shares of Common Stock and 30,253 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 906,835 shares of Common Stock and 35,097 shares of Preferred Stock pursuant to the Exchange Distribution, and 1,506,555 shares of Common Stock and 49,420 shares of Preferred Stock pursuant to the HGM Distribution.

The Beigam Trust directly owns 2,937,626 shares of Common Stock and 109,774 shares of Preferred Stock (convertible into 134,210 shares of Common Stock), representing beneficial ownership of 2.1% of the Common Stock.  The Beigam Trust received 533,608 shares of Common Stock and 30,253 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 906,835 shares of Common Stock and 35,097 shares of Preferred Stock pursuant to the Exchange Distribution, 1,249,553 shares of Common Stock and 44,424 shares of Preferred Stock pursuant to the HGM Distribution.

The Rifles Trust directly owns 1,548,661 shares of Common Stock and 55,438 shares of Preferred Stock (convertible into 67,778 shares of Common Stock), representing beneficial ownership of 1.1% of the Common Stock.  The Rifles Trust received 171,840 shares of Common Stock and 9,743 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 302,272 shares of Common Stock and 11,699 shares of Preferred Stock pursuant to the Exchange Distribution, 992,006 shares of Common Stock and 33,996 shares of Preferred Stock pursuant to the HGM Distribution.

SunRaj LLC directly owns 2,189,916 shares of Common Stock and 28,760 shares of Preferred Stock (convertible into 35,162 shares of Common Stock), representing beneficial ownership of 1.5% of the Common Stock.  SunRaj LLC received 232,134 shares of Common Stock and 13,161 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 403,029 shares of Common Stock and 15,599 shares of Preferred Stock pursuant to the Exchange Distribution, 1,444,695 shares of Common Stock pursuant to the HGM Distribution.

Pidgin Associates LLC directly owns 3,163,052 shares of Common Stock and 118,578 shares of Preferred Stock (convertible into 144,973 shares of Common Stock), representing beneficial ownership of 2.3% of the Common Stock.  Pidgin Associates LLC received 624,050 shares of Common Stock and 35,381 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 1,057,971 shares of Common Stock and 40,947 shares of Preferred Stock pursuant to the Exchange Distribution, 1,192,130 shares of Common Stock and 42,250 shares of Preferred Stock pursuant to the HGM Distribution.

Shadow Pond LLC directly owns 1,508,963 shares of Common Stock and 58,848 shares of Preferred Stock (convertible into 71,948 shares of Common Stock), representing beneficial ownership of 1.1% of the Common Stock.  Shadow Pond LLC received 387,393 shares of Common Stock and 21,964 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 848,683 shares of Common Stock and 32,846 shares of Preferred Stock pursuant to the Exchange Distribution, and 94,043 shares of Common Stock and 4,038 shares of Preferred Stock pursuant to the HGM Distribution.

Mr. Kanwar Chadha directly owns 367,633 shares of Common Stock and 3,659 shares of Preferred Stock (convertible into 4,473 shares of Common Stock), representing beneficial ownership of 0.3% of the Common Stock.  Mr. Kanwar Chadha received 30,147 shares of Common Stock and 1,709 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 50,379 shares of Common Stock and 1,950 shares of Preferred Stock pursuant to the Exchange Distribution, and 273,350 shares of Common Stock pursuant to the HGM Distribution.

Mr. Rametra directly owns 3,065,754 shares of Common Stock and 119,885 shares of Preferred Stock (convertible into 146,571 shares of Common Stock), representing beneficial ownership of 2.2% of the Common Stock.  Mr. Rametra received 904,420 shares of Common Stock and 51,277 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 1,511,378 shares of Common Stock and 58,495 shares of Preferred Stock pursuant to the Exchange Distribution, and 237,240 shares of Common Stock and 10,113 shares of Preferred Stock pursuant to the HGM Distribution. Mr. Rametra may also be deemed to beneficially own 1,329,058 shares of Common Stock and 52,146 shares of Preferred Stock (convertible into 63,754 shares of Common Stock) directly owned by Stern Capital, representing beneficial ownership of an additional 1% of the Common Stock. Stern Capital received such shares pursuant to the HGM Distribution.

Mr. Cogburn directly owns 359,295 shares of Common Stock and 10,494 shares of Preferred Stock (convertible into 12,830 shares of Common Stock), representing beneficial ownership of 0.3% of the Common Stock.  Mr. Cogburn received 30,147 shares of Common Stock and 1,709 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 226,980 shares of Common Stock and 8,785 shares of Preferred Stock pursuant to the Exchange Distribution, and 32,430 shares of Common Stock pursuant to the HGM Distribution.

Mr. Yannamani directly owns 512,086 shares of Common Stock, 17,836 shares of Preferred Stock (convertible into 21,806 shares of Common Stock), representing beneficial ownership of 0.4% of the Common Stock.  Mr. Yannamani received 111,870 shares of Common Stock and 4,330 shares pursuant to the Exchange Distribution, and 344,235 shares of Common Stock and 13,506 shares of Preferred Stock pursuant to the HGM Distribution.

Mr. Jonovic directly owns 467,165 shares of Common Stock, 14,350 shares of Preferred Stock (convertible into 17,544 shares of Common Stock), representing beneficial ownership of 0.3% of the Common Stock.  Mr. Jonovic received 85,920 shares of Common Stock and 4,871 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 151,136 shares of Common Stock and 5,849 shares of Preferred Stock pursuant to the Exchange Distribution, and 90,437 shares of Common Stock and 3,630 shares of Preferred Stock pursuant to the HGM Distribution.

The Voting Agreement Joining Parties directly own 604,164 shares of Common Stock and hold an additional 6,921 shares of Preferred Stock (convertible into 8,462 shares of Common Stock).

HGM directly owns 509,964 shares of Common Stock, 19,362 shares of Preferred Stock (convertible into 23,671 shares of Common Stock).  HGM received 39,092,389 shares of Common Stock and 1,513,000 shares of Preferred Stock pursuant to the Exchange Distribution, and distributed 39,832,425 shares of Common Stock and 1,493,638 shares of Preferred Stock pursuant to the HGM Distribution. Pursuant to the Voting Agreement, HGM may direct each of the Reporting Persons and the Voting Agreement Joining Parties on the voting of their shares, and thus may be deemed to beneficially own 74,192,471, shares of Common Stock representing 49.9% of the Common Stock.

Mr. Chadha directly owns 78,244 Shares and has been granted an additional 71,898 RSUs.  By virtue of his control of the Amended Reporting Persons, Mr. Chadha may be deemed to beneficially own 74,192,471 shares of Common Stock representing 49.9% of the Common Stock.

Percentages in this Schedule 13D for all Reporting Persons other than Mr. Chadha are calculated based on the quotient obtained by dividing (i) the aggregate number of shares of Common Stock (x) beneficially owned by the applicable Reporting Person, and (y) issuable upon conversion of Preferred Stock held by the Reporting Person, and assuming a conversion rate of 1.2226 shares of Common Stock for each share of Preferred Stock, by (ii) the sum of (x) 150,698,864 shares of Common Stock outstanding as of September 30, 2019 as reported in the Issuer’s 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations and (y) the amount set forth in clause (i)(y).

Percentages in this Schedule 13D for Mr. Chadha are calculated based on the quotient obtained by dividing (i) the aggregate number of shares of Common Stock (w) beneficially owned by the applicable Reporting Person, (x) issuable upon conversion of Preferred Stock held by the Reporting Person, and assuming a conversion rate of 1.2226 shares of Common Stock for each share of Preferred Stock, (y) issuable upon vesting of RSUs owned by the Reporting Person and (z) issuable upon the exercise of options owned by the Reporting Person where vesting is to occur within 60 days by (ii) the sum of (x) 150,698,864 shares of Common Stock outstanding as of September 30, 2019 as reported in the Issuer’s 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, and (y) the amount set forth in clauses (i)(x), (y) and (z).

The Reporting Persons are reporting beneficial ownership over the Common Stock issuable upon conversion of the Preferred Stock, and vesting of the Restricted Stock Units, even though such conversion or vesting may not occur within 60 days of the date hereof.  Other than for purposes of this Report, the Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by any Reporting Person as to the beneficial ownership of such shares.

(c) See Items 3 and 5(a) and (b).

(d) Except as set forth in Item 3, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) As of February 21, 2020 Ex-Sigma 2, Ex-Sigma, HOF 4 and HOV capital III ceased being beneficial owners of greater than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.(1)

Item 6 of the Schedule 13D is hereby supplemented as follows:

On February 21, 2020, Mr. Yannamani entered into a joinder to the Second Voting Agreement whereby he agreed to be bound by the terms of the Second Voting Agreement.

On February 26, 2020, each of Mr. Jim Reynolds, Mr. Vitalie Robu, Mr. Shrikant Sortur, Mr. Mark Fairchild, Mr. Srini Murali, and Mr. Cogburn entered into joinders to the Voting Agreement, whereby they each agreed to be bound by the terms of the Voting Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit 10.1: Joinder to Voting Agreement, dated February 21, 2020, by and among HGM and Mr. Suresh Yannamani.

Exhibit 10.2: Joinder to Voting Agreement, dated February 26, 2020, by and among HGM and Mr. Matt Brown.

Exhibit 10.3: Joinder to Voting Agreement, dated February 26, 2020, by and among HGM and Mr. Srini Murali.

Exhibit 10.4: Joinder to Voting Agreement, dated February 26, 2020, by and among HGM and Mr. Vitalie Robu.

Exhibit 10.5: Joinder to Voting Agreement, dated February 26, 2020, by and among HGM and Mr. James Reynolds.

Exhibit 10.6: Joinder to Voting Agreement, dated February 26, 2020, by and among HGM and Mr. Vikram Negi.

Exhibit 10.7: Schedule I to Voting Agreement.

CUSIP No. 30162V102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Ninth Amendment is true, complete and correct.

Dated: February 26, 2020

HANDSON GLOBAL MANAGEMENT, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOVS LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

HANDSON FUND 4 I LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV CAPITAL III, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV SERVICES LTD

By:	/s/ Vik Negi
Name: Vik Negi
Title: Director

ADESI 234 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOF 2 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

EX-SIGMA 2 LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

EX-SIGMA LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

/s/ Par Chadha
Par Chadha

HANDSON 3, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

SONINO LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

BEIGAM TRUST

By:	/s/ Sarah Jonovic
Name: Sarah Jonovic
Title: Trustee

RIFLES TRUST

By:	/s/ Ajit Singh Chadha
Name: Ajit Singh Chadha
Title: Trustee

SUNRAJ LLC

By:	/s/ Sunil Rajadhyksha
Name: Sunil Rajadhyksha
Title: Manager

/s/ Andrej Jonovic
Andrej Jonovic

SHADOW POND LLC

By:	/s/ Vik Negi
Name: Vik Negi
Title: Manager

/s/ Ron Cogburn
Ron Cogburn

/s/ Kanwar Chadha
Kanwar Chadha

/s/ Surinder Rametra
Surinder Rametra

PIDGIN ASSOCIATES LLC

By:	/s/ Xin Cheng
Name: Xin Cheng
Title: Manager

/s/ Suresh Yannamani
Suresh Yannamani